UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO

REPORTS PASSENGER TRAFFIC INCREASE 15.2%

FOR OCTOBER 2007

Guadalajara, Jalisco, Mexico - November 7, 2007 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today announced terminal passenger traffic figures for the month of October 2007 compared to traffic figures for October 2006.

During October 2007, total terminal passengers increased 15.2% compared to October 2006, driven by domestic passenger traffic, which grew 19.5%, as well as a recovery in the international passenger traffic, which increased 5.9% compared to October 2006.

Compared to October 2006, domestic terminal passenger traffic in October 2007 registered an net increase of 210,100 passengers, driven by growth in passenger traffic at all of the Company’s 12 airports. It is worth noting the growth at the airports of Guadalajara with 64,800 passengers; Tijuana with 40,800 passengers; Los Cabos with 26,000 passengers; Hermosillo with 19,200 passengers; Puerto Vallarta with 18,400 passengers and Mexicali with 11,400 passengers; for a total increase of 180,600 passengers at these airports. The increases continue to be largely attributable to the routes operated by the low-cost carriers (LCC’s), such as Interjet, Volaris, Alma, Click, VivaAerobus and Avolar.

International terminal passenger traffic registered a net increase of 29,400 passengers, or 5.9%. It is worth noting the growth at the airports of Guadalajara with 11,900 passengers; Puerto Vallarta with 9,300 passengers; La Paz with 2,900 passengers and Los Cabos with 2,200 passengers.

It is important to mention that the increase in international traffic at the Guadalajara airport was also due to the Guadalajara-Panama route, operated by Copa, as well as a recovery in traffic on the routes to Chicago, Portland, Sacramento, Atlanta, Los Angeles and Houston. In the case of Tijuana, the increase in international traffic continues to be driven by the Tijuana – Narita route operated by Aeromexico.

In the Puerto Vallarta airport, there has been a significant recovery in international traffic, compared to the first few months of the year, in which there was a negative trend. This recovery is due to the growth in some of the routes, including the ones to Los Angeles, Denver, Atlanta and Calgary. In the case of Los Cabos, passenger traffic also continued to recover, at a more moderate pace, driven by traffic to and from California, Denver and Salt Lake City, which reinforces our expectations that for the rest of the year this positive trend will continue at these airports.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona/ Peter Majeski
Grupo Aeroportuario del Pacifico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 216	Tel: 212-406-3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

In the airports of Aguascalientes and Morelia, there was a decrease in the number of international terminal passengers that was possibly a result of the substitution effect as several of the LCC’s have increased the number of frequencies to and from Tijuana. This resulted in numerous passengers choosing to fly to the U.S. via Tijuana due to lower fares, therefore lowering the volume of passengers flying to and from California.

In the case of Morelia, there was also a decline in traffic on the routes to Chicago and Houston.

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

Low-Cost Carriers

At the close of October 2007, the weekly schedule of flights operated by LCC’s increased by 66 weekly segments compared to September 2007. As a result, GAP’s airports currently have a total of 973 weekly segments, totaling 60 routes (2 more than September 2007) operated by LCC’s.

During October 2007, a total of 520,600 passengers were transported by LCC’s, representing approximately 40.4% of domestic passenger traffic for this month.

LCC’s operate in all 12 of the Company’s airports since July 2007.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: November 8, 2007